

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Tal Keinan
Chief Executive Officer
Sky Harbour Group Corp
36 Tower Road, Suite 205
Westchester County Airport
White Plains, NY 10604

      Re: Sky Harbour Group Corp.
          Registration Statement on Form S-1
          Filed September 9, 2022
          File No. 333-267360

Dear Mr. Keinan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate & Construction

cc: John Hensley, Esq.